

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2023

Warren B. Kanders
Chief Executive Officer
Cadre Holdings, Inc.
13386 International Parkway
Jacksonville, FL 32218

> **Re: Cadre Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed March 15, 2023**
> **File No. 001-40698**

Dear Warren B. Kanders:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services